UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SYNERGETICS USA, INC.

(Name of Subject Company (issuer))

Blue Subsidiary Corp.

a wholly owned subsidiary of

Valeant Pharmaceuticals International

a wholly owned subsidiary of

Valeant Pharmaceuticals International, Inc.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

87160 G 107

(CUSIP Number of Class of Securities)

Robert Chai-Onn

Executive Vice President, General Counsel and Corporate Secretary

Valeant Pharmaceuticals International, Inc.

2150 St. Elzéar Blvd. West

Laval, Quebec

Canada, H7L 4A8

(949) 461-6000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Stephen F. Arcano

Marie L. Gibson

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$197,790,120.00	$22,983.21

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (x) the offer price of $6.50 net per share in cash and up to $1.00 per share in contingent cash consideration payments by the sum of (i) 25,303,474 outstanding shares of common stock, par value $0.001 per share (“Shares”) of Synergetics USA, Inc. (“Synergetics”) plus (ii) 1,068,542, the number of shares issuable upon exercise of outstanding options to acquire Shares. The calculation of the filing fee is based on information provided by Synergetics as of September 11, 2015.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2015, issued August 29, 2014 by multiplying the transaction value by .0001162.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Blue Subsidiary Corp., a company incorporated under the laws of the State of Delaware and a wholly owned subsidiary of VPI (the “Purchaser”), to purchase all outstanding shares of common stock, $0.001 par value per share (“Shares”), of Synergetics USA, Inc., a Delaware corporation (“Synergetics”), at a price of $6.50 per Share, net to the holder in cash (less any required withholding taxes and without interest), plus one non-transferable contractual contingent value right per Share, which represents the right to receive up to two contingent payments, if any, of up to $1.00 in the aggregate net to the holder in cash (less any applicable withholding taxes and without interest) upon the achievement of certain specified milestones within an agreed upon time period, at the times and upon the terms and subject to the conditions described in the Offer to Purchase dated September 16, 2015 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Purchaser is a wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware corporation (“VPI”), which is a wholly owned subsidiary of Valeant Pharmaceuticals International, Inc., a Canadian corporation (“Valeant”). This Schedule TO is being filed on behalf of VPI, Valeant and the Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. A copy of the Agreement and Plan of Merger, dated as of September 1, 2015, by and among Synergetics, VPI and the Purchaser is attached as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The subject company and the issuer of the securities subject to the Offer is Synergetics USA, Inc., a Delaware corporation. Its principal executive office is located at 3845 Corporate Centre Drive, O’Fallon, Missouri 63368, and its telephone number is (636) 939-5100.

(b) This Schedule TO relates to Synergetics’ Shares. According to Synergetics, as of September 1, 2015, there were approximately 25,573,288 Shares issued and outstanding (including 289,814 restricted shares).

(c) The information concerning the principal market, if any, in which the Shares are traded and certain high and low sales prices for the Shares in the principal market in which the Shares are traded set forth in Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b), (c) The filing companies of this Schedule TO are (i) Valeant, (ii) VPI and (iii) the Purchaser. Each of the Purchaser’s and VPI’s principal executive office is located at c/o Valeant Pharmaceuticals International, 400 Somerset Corporate Boulevard, Bridgewater, New Jersey 08807, and the telephone number of each is (908) 927-1400. Valeant’s principal executive office is located at 2150 St. Elzéar Blvd. West, Laval, Quebec, Canada, H7L 4A8, and its telephone number is (514) 744-6792. The information regarding the Purchaser, VPI and Valeant set forth in Section 9 (“Certain Information Concerning Valeant, VPI and the Purchaser”) of the Offer to Purchase and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)(1)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 1 (“Terms of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 3 (“Procedures for Tendering Shares”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 1 (“Terms of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iv) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 1 (“Terms of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(v) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 1 (“Terms of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vi) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and Section 3 (“Procedures for Tendering Shares”) and Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(viii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and Section 2 (“Acceptance for Payment and Payment for Shares”) and Section 3 (“Procedures for Tendering Shares”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix) Not applicable.

(a)(1)(x) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and Section 7 (“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xi) Not applicable.

(a)(1)(xii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 5 (“U.S. Federal Income Tax Consequences of the Offer and the Merger”) of the Offer to Purchase is incorporated herein by reference.

(a)(2) Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)(b) The information set forth in Section 8 (“Certain Information Concerning Synergetics”), Section 9 (“Certain Information Concerning Valeant, VPI and the Purchaser”), Section 10 (“Background of the Offer; Contacts with Synergetics”) and Section 11 (“Purpose of the Offer and Plans for Synergetics; Summary of the Merger Agreement and Certain Other Agreements”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1), (4-7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 7 (“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations”) and Section 11 (“Purpose of the Offer and Plans for Synergetics; Summary of the Merger Agreement and Certain Other Agreements”) of the Offer to Purchase is incorporated herein by reference.

(c)(2-3) Not applicable.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and Section 12 (“Source and Amount of Funds”) is incorporated herein by reference.

(b) (d) Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in Section 8 (“Certain Information Concerning Valeant, VPI and the Purchaser”) and Section 11 (“Purpose of the Offer and Plans for Synergetics; Summary of the Merger Agreement and Certain Other Agreements”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in Section 16 (“Fees and Expenses”) and Section 10 (“Background of the Offer; Contacts with Synergetics”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not Applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

(a) the consideration offered consists solely of cash;

(b) the Offer is not subject to any financing condition; and

(c) the Offer is for all outstanding securities of the subject class.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1) The information set forth in Section 10 (“Background of the Offer; Contacts with Synergetics”) and Section 11 (“Purpose of the Offer and Plans for Synergetics; Summary of the Merger Agreement and Certain Other Agreements”) of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in Section 15 (“Certain Legal Matters”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth in Section 15 (“Certain Legal Matters”) of the Offer to Purchase is incorporated herein by reference.

(a)(4) Not applicable.

(a)(5) Not applicable.

(c) Not applicable.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated September 16, 2015

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Form of Summary Advertisement, published September 16, 2015 in The New York Times

(a)(1)(G)	Contingent Value Rights Agreement, dated as of September 16, 2015, by and between VPI and American Stock Transfer & Trust Company, LLC

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Press Release of Valeant, dated September 2, 2015 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO Tender Offer Statement filed by Valeant with the Securities and Exchange Commission on September 2, 2015)

(a)(5)(B)	Section 262 of the General Corporation Law of the State of Delaware (incorporated by reference to Annex B to the Schedule 14D-9 filed by Synergetics with the Securities and Exchange Commission on September 16, 2015)

(a)(5)(C)	Email to employees of Synergetics USA, Inc., dated September 2, 2015 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9-C of Synergetics USA, Inc. filed with the SEC on September 4, 2015 (the “Schedule 14D-9-C”)).

(a)(5)(D)	Article published by the St. Louis Post-Dispatch, dated September 2, 2015 (incorporated by reference to the Schedule 14D-9-C).

(a)(5)(E)	Article published by the St. Louis Business Journal, dated September 4, 2015 (incorporated by reference to the Schedule 14D-9-C).

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated September 1, 2015, by and among VPI, the Purchaser, and Synergetics (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Synergetics with the Securities and Exchange Commission on September 2, 2015)

(d)(2)	Tender Agreement, dated as of September 1, 2015, among VPI, the Purchaser and Lawrence C. Cardinale

(d)(3)	Tender Agreement, dated as of September 1, 2015, among VPI, the Purchaser and Michael Fanning

(d)(4)	Tender Agreement, dated as of September 1, 2015, among VPI, the Purchaser and D. Graeme Thomas

(d)(5)	Tender Agreement, dated as of September 1, 2015, among VPI, the Purchaser and Juanita H. Hinshaw

(d)(6)	Tender Agreement, dated as of September 1, 2015, among VPI, the Purchaser and Pamela Boone

(d)(7)	Tender Agreement, dated as of September 1, 2015, among VPI, the Purchaser and Jason Stroisch

(d)(8)	Tender Agreement, dated as of September 1, 2015, among VPI, the Purchaser and David M. Hable

(d)(9)	Tender Agreement, dated as of September 1, 2015, among VPI, the Purchaser and Robert H. Blankemeyer

(d)(10)	Exclusivity Agreement by and between Synergetics and Valeant dated August 19, 2015 (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by Synergetics with the Securities and Exchange Commission on September 16, 2015)

(d)(11)	Confidentiality Agreement by and between Synergetics and Valeant, dated January 6, 2015 (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by Synergetics with the Securities and Exchange Commission on September 16, 2015)

(g)	Not applicable

(h)	Not applicable

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2015

BLUE SUBSIDIARY CORP.

By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn
Title:	Executive Vice President, General Counsel and Corporate Secretary

VALEANT PHARMACEUTICALS INTERNATIONAL

By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn
Title:	Executive Vice President, General Counsel and Corporate Secretary

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn
Title:	Executive Vice President, General Counsel and Chief Legal Counsel, Head of Corporate and Business Development

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated September 16, 2015

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Form of Summary Advertisement, published September 16, 2015 in The New York Times

(a)(1)(G)	Contingent Value Rights Agreement, dated as of September 16, 2015, by and between VPI and American Stock Transfer & Trust Company, LLC

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Press Release of Valeant, dated September 2, 2015 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO Tender Offer Statement filed by Valeant with the Securities and Exchange Commission on September 2, 2015)

(a)(5)(B)	Section 262 of the General Corporation Law of the State of Delaware (incorporated by reference to Annex B to the Schedule 14D-9 filed by Synergetics with the Securities and Exchange Commission on September 16, 2015)

(a)(5)(C)	Email to employees of Synergetics USA, Inc., dated September 2, 2015 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9-C of Synergetics USA, Inc. filed with the SEC on September 4, 2015 (the “Schedule 14D-9-C”)).

(a)(5)(D)	Article published by the St. Louis Post-Dispatch, dated September 2, 2015 (incorporated by reference to the Schedule 14D-9-C).

(a)(5)(E)	Article published by the St. Louis Business Journal, dated September 4, 2015 (incorporated by reference to the Schedule 14D-9-C).

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated September 1, 2015, by and among VPI, the Purchaser, and Synergetics (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Synergetics with the Securities and Exchange Commission on September 2, 2015)

(d)(2)	Tender Agreement, dated as of September 1, 2015, among VPI, the Purchaser and Lawrence C. Cardinale

(d)(3)	Tender Agreement, dated as of September 1, 2015, among VPI, the Purchaser and Michael Fanning

(d)(4)	Tender Agreement, dated as of September 1, 2015, among VPI, the Purchaser and D. Graeme Thomas

(d)(5)	Tender Agreement, dated as of September 1, 2015, among VPI, the Purchaser and Juanita H. Hinshaw

(d)(6)	Tender Agreement, dated as of September 1, 2015, among VPI, the Purchaser and Pamela Boone

(d)(7)	Tender Agreement, dated as of September 1, 2015, among VPI, the Purchaser and Jason Stroisch

(d)(8)	Tender Agreement, dated as of September 1, 2015, among VPI, the Purchaser and David M. Hable

(d)(9)	Tender Agreement, dated as of September 1, 2015, among VPI, the Purchaser and Robert H. Blankemeyer

(d)(10)	Exclusivity Agreement by and between Synergetics and Valeant dated August 19, 2015 (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by Synergetics with the Securities and Exchange Commission on September 16, 2015)

(d)(11)	Confidentiality Agreement by and between Synergetics and Valeant, dated January 6, 2015 (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by Synergetics with the Securities and Exchange Commission on September 16, 2015)

(g)	Not applicable

(h)	Not applicable